SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                          Transfinancial Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   000089365P1
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

----------------------------                   ----------------------------
CUSIP No.  000089365P1                           Page 2 of 11
----------------------------                   ----------------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TJS Partners, L.P.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  |_|
                                                          (b)  |_|
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                |_|
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
             NUMBER OF          7        SOLE VOTING POWER       2,179,335
              SHARES           -----------------------------------------------
           BENEFICIALLY
            OWNED BY            8        SHARED VOTING POWER          0
              EACH            -----------------------------------------------
           REPORTING            9        SOLE DISPOSITIVE POWER  2,129,335
          PERSON WITH         -----------------------------------------------
                               10        SHARED DISPOSITIVE POWER     0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,179,335
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               |_|
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.66%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                    ---------------------------
CUSIP No.  000089365P1                            Page 3 of 11
-----------------------------                    ---------------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TJS Management, L.P.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  |_|
                                                             (b)  |_|
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
          NUMBER OF           7        SOLE VOTING POWER            0
           SHARES         -----------------------------------------------------
          BENEFICIALLY
           OWNED BY            8        SHARED VOTING POWER      2,179,335
           EACH           -----------------------------------------------------
          REPORTING            9        SOLE DISPOSITIVE POWER      0
           PERSON WITH    -----------------------------------------------------
                              10        SHARED DISPOSITIVE POWER  2,129,335
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,179,335
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  |_|
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.66%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                   ------------------------------
CUSIP No.  000089365P1                          Page 4 of 11
----------------------------                   ------------------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TJS Corporation
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  |_|
                                                        (b)  |_|
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                             |_|
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
          NUMBER OF         7        SOLE VOTING POWER            0
           SHARES       -------------------------------------------------------
          BENEFICIALLY
           OWNED BY         8        SHARED VOTING POWER       2,179,335
           EACH         -------------------------------------------------------
          REPORTING         9        SOLE DISPOSITIVE POWER       0
          PERSON WITH   -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER   2,129,335
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,179,335
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                             |_|
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.66%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                    --------------------------
CUSIP No.  000089365P1                             Page 5 of 11
------------------------------                    --------------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas J. Salvatore
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  |_|
                                                            (b)  |_|
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------

          NUMBER OF              7       SOLE VOTING POWER             0
           SHARES            --------------------------------------------------
          BENEFICIALLY
           OWNED BY              8       SHARED VOTING POWER       2,179,335
           EACH              --------------------------------------------------
          REPORTING              9       SOLE DISPOSITIVE POWER        0
          PERSON WITH        --------------------------------------------------
                                10       SHARED DISPOSITIVE POWER  2,129,335
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,179,335
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                |_|
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.66%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

     The Statement on Schedule 13D, dated June 30, 1998, as heretofore amended through Schedule 13D/A, Amendment No. 5 dated June 5, 1998 (as amended the "Schedule 13D"), which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Transfinancial Holdings, Inc. (previously named Anuhco, Inc.), a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D/A, Amendment No. 6, relates to the Shares of the Company.

     The address of the Company's principal executive offices are located at 8245 Nieman Road, Suite 100, Lenexa, KS 66214.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Thomas J. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership."

     (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following thereto:

     On June 30, 1998, the Partnership entered into a definitive agreement (the "Share Purchase Agreement") to acquire an aggregate of 1,247,785 Shares (the "Additional Shares") for an aggregate purchase price of $11,542,011.25. The Additional Shares include 1,167,785 issued Shares and up to 80,000 currently unissued Shares that will be issued upon the exercise of options (the "Option Shares") by their holders prior to the consummation of the transaction. See Item 6 below. The source of funds for the purchase of such Additional Shares will be the working capital of the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated as follows:

     Upon consummation of the purchase of the Additional Shares described in
Item 3, the Partnership would be the beneficial owner of an aggregate of 2,129,335 Shares representing approximately 34.84% of the then outstanding Shares of the Company. In addition, concurrent with the acquisition of Shares, the Partnership will receive an irrevocable proxy from Larry Crouse to vote an additional 50,000 Shares for the shorter of the duration of his services on the Board of Directors of the Company (the "Board") or two years following consummation of the transaction (the "Term"). The Partnership also may be deemed to be the beneficial owner of such 50,000 Shares. Subject to consummation of the purchase of the Additional Shares, the Partnership intends to seek to obtain control of the Company through either (i) an increase in the number of Directors that constitute the Board with the additional directorships being filled by persons designated by the Partnership or (ii) the replacement of at least a majority of the members of the existing Board with persons designated by the Partnership. The Partnership has not determined the exact number or identity of the Directors it wishes to replace or the identity of its designees, but under the terms of the Share Purchase Agreement, Larry Crouse, an existing Director of the Company, has agreed, among other things, to continue to serve as a Director for at least two years. See Item 6.

     The Partnership intends to request the members of the current Board to cooperate in arranging an orderly change in the composition of the Board through the resignation of certain Directors and the filling of vacancies by the remaining Directors by appointing designees of the Partnership. In the event that such cooperation cannot be obtained, the Partnership intends to solicit the written consent of stockholders to remove the existing Board of Directors (other than Larry Crouse) and cause to be elected the Partnership's designees to the Board.

     Upon consummation of the purchase of the Additional Shares and the reconstitution of the Board as aforesaid, the Partnership intends to engage in an in-depth study of the business and operations of the Company. As a result of such study and depending on a number of issues, including tax considerations, the Partnership may propose to the Board a variety of actions with a view towards maximizing shareholder value, including, but not limited to, the sale of one or more of the Company's businesses or investments and/or the sale of the Company as a whole. There can be no assurances that the Partnership will propose any particular course of action.

     The Partnership may, depending upon market conditions and other factors, acquire additional Shares in the future or propose other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

     Except as set forth above, none of the Filing Persons has formulated any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended as follows:

     By reason of its entering into the Share Purchase Agreement, the Partnership may be deemed to be the beneficial owner of the Additional Shares and, assuming the maximum number of 80,000 Option Shares are exercised, may be deemed to be the direct beneficial owner of an aggregate of 2,129,335 Shares which would constitute approximately 34.84% of the then issued Shares (6,031,437 Shares outstanding as of May 8, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 plus the maximum of 80,000 Option Shares, for a total of 6,111,437 Shares (the "Outstanding Shares")). See Item 6. The Partnership may also be deemed to be the beneficial owner of 50,000 Shares that are the subject of an irrevocable proxy to be granted to the Partnership by Larry Crouse for the Term pursuant to the Share Purchase Agreement. See Item 6. The 2,129,335 Shares and the 50,000 Shares covered by such proxy represent approximately 35.66% of the Outstanding Shares.

     TJS Management, L.P. and Thomas J. Salvatore, in their capacities as general partners of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the Shares owned by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of its or his pecuniary interest therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

     Schedule A hereto describes transactions in the Shares effected during the 60 days preceding June 30, 1998 and subsequently to the date hereof.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The Share Purchase Agreement provides that Larry Crouse and certain members of his family will sell an aggregate of 1,247,785 Shares (including the maximum of 80,000 Option Shares) to the Partnership for an aggregate purchase price of $11,542,011.25 payable in cash. The Shares include between 58,000 and 80,000 currently unissued Option Shares which will be obtained through the exercise of options by the Crouse family prior to the consummation of the transaction.

     As part of the transaction, Larry Crouse has agreed not to voluntarily resign from the Board for two years following the consummation of the transaction unless requested by the Partnership. In addition, concurrent with the acquisition of Shares, the Partnership will receive an irrevocable proxy from Larry Crouse to vote an additional 50,000 Shares owned by Larry Crouse for the shorter of the duration of his services on the Board or two years following consummation of the transaction. The consummation of the transactions contemplated by the Share Purchase Agreement is conditioned upon the Hart-Scott-Rodino waiting period having expired or been terminated. Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         1. Copy of Share Purchase Agreement dated June 30, 1998 among the Partnership, Larry Crouse and other members of the Crouse family.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1998


                                       TJS PARTNERS, L.P.

                                       By: TJS MANAGEMENT, L.P., as
                                            General Partner


                                        By: /S/ THOMAS J. SALVATORE
                                           ----------------------------
                                            Thomas J. Salvatore, as
                                            General Partner


                                        TJS MANAGEMENT, L.P.


                                        By: /S/ THOMAS J. SALVATORE
                                           ------------------------------
                                            Thomas J. Salvatore, as
                                            General Partner


                                        TJS CORPORATION


                                        By: /S/ THOMAS J. SALVATORE
                                           ------------------------------
                                            Thomas J. Salvatore
                                            President


                                        /S/ THOMAS J. SALVATORE
                                        -------------------------------
                                        Thomas J. Salvatore

                                                              Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership during the 60 days preceding June 30, 1998. All purchases were made through brokerage transactions on the American Stock Exchange.


                                                                  Approximate
                                                                  Purchase Price
                                                                  Per Share
                                  No. of Shares                   (Exclusive of
Date of Purchase                   Purchased                      Commissions)

4/29/98                              3,300                          $  9.00
5/4/98                              10,000                          $  9.00
5/27/98                             45,100                          $  8.875
6/13/98                             15,000                          $  9.125